Exhibit 99.1

CAESARSTONE SDOT-YAM LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

  July 1, 2015

Dear Shareholder,

You are cordially invited to attend a special general meeting (the “Meeting”) of the shareholders of Caesarstone Sdot-Yam Ltd. (the “Company”), to be held on July 30, 2015, beginning at 5:00 pm, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe, Israel.

The Company’s formal notice of the Meeting, as published on June 25, 2015, and the Proxy Statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on June 30, 2015, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Maxim Ohana Chairman of the Board of Directors

CAESARSTONE SDOT-YAM LTD.

Kibbutz Sdot Yam, MP Menashe, 3780400, Israel

Tel: +972-4-636-4555

PROXY STATEMENT
_________________________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on July 30, 2015

M.P Menashe, Israel, June 25, 2015 – Caesarstone Sdot-Yam Ltd. (Nasdaq: CSTE) (the “Company”), a leading manufacturer of high quality engineered quartz surfaces, today announced that a special general meeting (the “Meeting”) of its shareholders will be held on July 30, 2015, at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Meeting is being called for the following purposes:

(1)	to approve an amended Service Agreement by and between Kibbutz Sdot-Yam, the Company’s controlling shareholder, and the Company for a three-year term, commencing as of the date of the Meeting;

(2)
to approve an addendum to the Manpower Agreement by and between Kibbutz Sdot-Yam and the Company, with respect to the engagement of office holders affiliated with Kibbutz Sdot-Yam, and its renewal with respect thereto for an additional three-year term, commencing as of the date of the Meeting;

(3)
to approve the engagement and compensation terms of Mr. Giora Wegman, who is affiliated with Kibbutz Sdot-Yam, as the Company's Deputy Chief Executive Officer, for an interim period from March 22, 2015 through and until the date of the Meeting; and

(4)
to approve amendments to the Company’s Compensation Policy to (i) eliminate the additional requirement of the affirmative vote of at least 75% of the directors then in office as provided in Sections 3.2 and 13.5 of the Company's Compensation Policy and (ii) re-approve the terms and conditions for the renewal, extension and replacement of the directors’ and officers’ liability insurance policy of the Company.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of each of Proposal Nos. 1 through 3 is also subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders who do not have a personal interest in approving the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of Proposal No. 4 is also subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In connection with Proposal No. 4, the Companies Law allows the board of directors of a company to approve an amendment to the compensation policy even if the general meeting of shareholders had voted against its approval, provided that the company's compensation committee, and thereafter its board of directors, determines, based on detailed arguments, and after having reconsidered the compensation policy, that the approval of the compensation policy, despite the objection of the general meeting of the shareholders, is for the benefit of the company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

Only shareholders of record at the close of business on June 30, 2015, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about July 8, 2015, to all shareholders entitled to vote at the Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com on or about July 1, 2015. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, no later than July 12, 2015. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS Maxim Ohana Chairman of the Board of Directors

M.P Menashe, Israel
June 25, 2015

PROXY STATEMENT

General Information

This Proxy Statement and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.04 per share, of Caesarstone Sdot-Yam Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company (the “Board”), for use at the special general meeting of shareholders of the Company (the “Meeting”) to be held on July 30, 2015, beginning at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel. You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on June 30, 2015, the record date for the Meeting.

Agenda

The Meeting is being called for the following purposes:

(1)	to approve an amended Service Agreement by and between Kibbutz Sdot-Yam, the Company’s controlling shareholder, and the Company for a three-year term, commencing as of the date of the Meeting;

(2)
to approve an addendum to the Manpower Agreement by and between Kibbutz Sdot-Yam and the Company, with respect to the engagement of office holders affiliated with Kibbutz Sdot-Yam, and its renewal with respect thereto for an additional three-year term, commencing as of the date of the Meeting;

(3)
to approve the engagement and compensation terms of Mr. Giora Wegman, who is affiliated with Kibbutz Sdot-Yam, as the Company's Deputy Chief Executive Officer, for an interim period from March 22, 2015 through and until the date of the Meeting; and

(4)
to approve amendments to the Company’s Compensation Policy to (i) eliminate the additional requirement of the affirmative vote of at least 75% of the directors then in office as provided in Sections 3.2 and 13.5 of the Company's Compensation Policy and (ii) re-approve the terms and conditions for the renewal, extension and replacement of the directors’ and officers’ liability insurance policy of the Company.

The Proxy

Yosef Shiran, Yair Averbuch and Michal Baumwald Oron, or any one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Subject to applicable law and the rules of the Nasdaq Stock Market, if no instructions are indicated in such proxies with respect to a specific proposal or all proposals, the shares represented by properly executed and received proxies, will be voted “FOR” each of the proposals if, as applicable, the presence or absence of “personal interest” and “control shareholding” is properly indicated in such proxies.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, at least forty eight (48) hours prior to the time of the Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on June 30, 2015 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares. The bank, broker or other nominee which is a shareholder of record has enclosed a voting instruction card with the proxy materials they forwarded, directing the holder of record how to vote the shares.

As of the Record Date, there were 35,294,755 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day at the same time and place in the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting. At such adjourned meeting any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The Meeting agenda does not include any item that may be considered routine. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

The approval of each of Proposals Nos. 1 through 3 is also subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders who do not have a personal interest in approving the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of Proposal No. 4 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the proposal, present and voting; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In connection with Proposal No. 4, the Companies Law allows the board of directors of a company to approve an amendment to the compensation policy even if the shareholders general meeting had voted against its approval, provided that the compensation committee, and thereafter the board of directors, determines, based on detailed arguments, and after having reconsidered the compensation policy, that the approval of the compensation policy, despite the objection of the general meeting of the shareholders, is for the benefit of the company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

The Kibbutz, which owns approximately 32.4% of the Company’s outstanding ordinary shares as of June 30, 2015, is the Company’s controlling shareholder.

In accordance with the requirements of the Companies Law, 5759 – 1999 (the “Companies Law” or the “Israeli Companies Law”), any shareholder who participates in the vote of all proposals, must inform the Company before the vote, and if such shareholder votes by proxy, should state on the enclosed proxy card, whether or not such shareholder has a personal interest in the approval of the proposal and, with respect to Proposal 4, whether such shareholder should be considered a controlling shareholder, as applicable. The vote of any shareholder that does not so inform the Company shall not be counted with respect to each of the proposals.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes), will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting, in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s Register of Shareholders.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares are receiving proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the Investor Relations portion of the Company’s website, as described below under “Availability of Proxy Materials.”

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Special General Meeting of Shareholders and this Proxy Statement are available at the Investor Relations portion of our Company’s website, www.caesarstone.com. The contents of that website are not a part of this Proxy Statement.

PROPOSAL ONE

APPROVAL OF AMENDED SERVICE AGREEMENT BY AND BETWEEN KIBBUTZ SOD-YAM
AND THE COMPANY

On July 20, 2011, we entered into a service agreement with Kibbutz Sdot-Yam, as amended on February 13, 2012 (the “Service Agreement”). Under the Service Agreement, Kibbutz Sdot-Yam provides us with various services in the ordinary course of our business, including among other things, sewage infrastructure services, water supply, meals, laundry services, a metal workshop for our manufacturing plants, mail delivery services and other services related to our operational needs. The Service Agreement also outlines the distribution mechanism between Kibbutz Sdot-Yam and us, for certain expenses and payments due to local authorities, such as certain taxes and fees in connection with our business facilities.

The Service Agreement was originally contemplated to have a term of eight years from the closing of our initial public offering in March 2012, to be automatically renewed for additional one-year periods, unless one of the parties gives six months’ prior notice. However, in accordance with Section 275 of the Companies Law, as amended, a transaction with a controlling shareholder of a company, which exceeds a three-year term, must be re-approved, including by the company’s shareholders at a general meeting, every three years (except certain transactions that may be approved by the audit committee for longer periods). In addition, in accordance with a recent amendment to the Companies Law, the audit committee of the Company is required, among other things, to determine which procedure should be taken to determine that a transaction with a controlling shareholder is at market terms (regardless of whether or not such transaction is deemed an extraordinary transaction).

Accordingly, as our audit committee has not determined to approve the Service Agreement for a period longer than three years, the Service Agreement must be re-approved every three years as a transaction with our controlling shareholder.

The original Service Agreement expired on March 21, 2015. Therefore, we are seeking shareholder approval of an amended Service Agreement at the Meeting (the “Amended Service Agreement”). Under the Amended Service Agreement, Kibbutz Sdot-Yam will continue to provide us with various services it provides in the ordinary course of our business pursuant to the Service Agreement, for a period of three years commencing as of the date of the Meeting. The Amended Service Agreement grants Kibbutz Sdot-Yam a right of first refusal with respect to such services following a review procedure that we are entitled to conduct once a year, in order to verify that services provided by Kibbutz Sdot-Yam are at market terms.

The amount that we will pay Kibbutz Sdot-Yam under the Amended Service Agreement depends on the scope of services we will receive under the Amended Service Agreement and is based on rates specified in the Amended Service Agreement which were determined based on market terms, taking into account the added value of consuming services from Kibbutz Sdot-Yam, considering its physical proximity to our manufacturing plant in Sdot-Yam and its expertise. The amounts we will pay for the services will be subject to certain adjustments for increases in the Israeli consumer price index. In addition, the Amended Service Agreement grants Kibbutz Sdot-Yam the right to adjust the rates of the metal workshop services and the meals it provides to our employees once a year, in the event that raw material prices related to such services significantly increase during the term of the Amended Service Agreement. In such case, we are entitled to conduct a review procedure with respect to such services, in which the Kibbutz shall have the right of first refusal to provide the services on terms identical to the best terms offered to us by a third party bidder. The Amended Services Agreement also includes Kibbutz Sdot-Yam’s customary undertakings with respect to liability, insurance and indemnification matters. Each party may terminate the Amended Service Agreement upon a material breach, following a 30-day prior notice, or upon liquidation of the other party, following a 45-day prior notice.

For further information with respect to the current Service Agreement please see the Company’s Annual Report, filed on Form 20-F with the SEC on March 12, 2015, which is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.caesarstone.com.

Each of the Company’s audit committee and the Board has approved the Amended Service Agreement, which, subject to the approval of our shareholders at the Meeting, shall become effective as of the date of the Meeting for a period of three years.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the Amended Service Agreement for a period of three years commencing as of the date of the Meeting, as described in the proxy statement distributed in connection with the special general meeting of the shareholders of Caesarstone Sdot-Yam Ltd. to be held on July 30, 2015, or at any adjourned date.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL TWO

APPROVAL OF AN ADDENDUM TO THE MANPOWER AGREEMENT BY AND BETWEEN
KIBBUTZ SOD-YAM AND THE COMPANY, WITH RESPECT TO THE ENGAGEMENT OF
OFFICE HOLDERS AFFILIATED WITH KIBBUTZ SDOT-YAM AND RENEWAL OF THE
AGREEMENT

On July 20, 2011, we entered into a Manpower Agreement with Kibbutz Sdot-Yam, with a term of ten years commencing on January 1, 2011, automatically renewable for additional one-year periods, unless one of the parties gives the other party six months’ prior notice (the “Manpower Agreement”). Pursuant to the Manpower Agreement, Kibbutz Sdot-Yam agreed to provide us with labor services performed by Kibbutz members, candidates for Kibbutz membership and Kibbutz residents (each a “KibbutzAppointee”). The compensation for the services of such Kibbutz Appointees is paid by us to Kibbutz Sdot-Yam.

In accordance with Section 275 of the Companies Law, as amended, our audit committee has determined that the term of the Manpower Agreement with Kibbutz Sdot-Yam is reasonable under the relevant circumstances other than as it relates to office holders affiliated with Kibbutz Sdot-Yam. Accordingly, under the Companies Law, the Manpower Agreement, with respect to office holders affiliated with Kibbutz Sdot-Yam, is subject to re-approval by our audit committee, our Board and our shareholders at a general meeting every three years. The current Manpower Agreement in relation to office holders affiliated with Kibbutz Sdot-Yam expired on March 21, 2015. Therefore, we are seeking shareholder approval of an addendum to the Manpower Agreement by and between Kibbutz Sdot-Yam and the Company (the “Addendum to the Manpower Agreement”), with respect to the engagement of office holders affiliated with Kibbutz Sdot-Yam, and renewal of the Manpower Agreement for an additional three-year term effective as of the date of the Meeting.

As of June 30, 2015, 68 Kibbutz Appointees were engaged pursuant to the Manpower Agreement, including one office holder. The total consideration to be paid for each Kibbutz Appointee, including office holders, is based on our total cost of employment of a non-Kibbutz Appointee employee performing a similar role. The number of Kibbutz Appointees may change in accordance with our needs. Under the Addendum to the Manpower Agreement, we will notify Kibbutz Sdot-Yam of any office holder position that requires staffing, and if the Kibbutz offers candidates with skills similar to other candidates, we will give preference to hiring the relevant Kibbutz member. Kibbutz Sdot-Yam will be entitled, at its sole discretion, to discontinue the engagement of any Kibbutz Appointee’s services through his or her employment by Kibbutz Sdot-Yam and require such appointee to become employed directly by us. The Addendum to the Manpower Agreement also includes Kibbutz Sdot-Yam’s customary undertakings with respect to liability, insurance, indemnification, confidentiality and intellectual property matters. Office holders who are Kibbutz Appointees shall have all benefits applicable to our other office holders, including without limitation, directors’ and officers’ liability insurance, and Company's indemnification and exemption undertaking.  We currently have one office holder who is a member of Kibbutz Sdot-Yam.  The Manpower Agreement does not apply to our directors affiliated with Kibbutz Sdot-Yam.

Pursuant to the Manpower Agreement, we paid for the services rendered to the Company by the office holder who is a member of Kibbutz Sdot-Yam, Mr. Giora Wegman, as the Company's Deputy Chief Executive Officer, an aggregate amount of approximately NIS 956 thousand, NIS 957 thousand, and NIS 902 thousand in 2014, 2013 and 2012 respectively, which amounts represent the total cost to the Company.

The Company’s audit committee, compensation committee and the Board have each approved the Addendum to the Manpower Agreement, as it relates to office holders affiliated with Kibbutz Sdot-Yam, which, subject to the approval of our shareholders, shall become effective as of the date of the Meeting for a period of three years.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the Addendum to the Manpower Agreement with Kibbutz Sdot-Yam, dated as of July 20, 2011, as described in the proxy statement distributed in connection with the special general meeting of the shareholders of Caesarstone Sdot-Yam Ltd. to be held on July 30, 2015, or at any adjourned date, with respect to the engagement of office holders affiliated with Kibbutz Sdot-Yam for an additional three-year term, commencing as of the date of the Meeting.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL THREE

APPROVAL OF THE ENGAGEMENT AND COMPENSATION TERMS OF MR. GIORA
WEGMAN AS THE COMPANY DEPUTY CEO

Mr. Wegman has served as our Deputy Chief Executive Officer (“Deputy CEO”) since August 2010 pursuant to the Manpower Agreement with Kibbutz Sdot-Yam, as a member of Kibbutz Sdot-Yam. Mr. Wegman also served as a member of Kibbutz Sdot-Yam economic council since October 2014. Due to the expiration of the Manpower Agreement with respect to office holders affiliated with Kibbutz Sdot-Yam, as of March 21, 2015, and until its renewal, subject to the approval by our shareholders at the Meeting (as described in Proposal 2 above), we are seeking shareholder approval of the engagement of Mr. Wegman and the terms of his compensation during such interim period. Each of the Company’s audit committee, the compensation committee and the Board has approved the engagement and compensation terms of Mr. Giora Wegman as the Company’s Deputy CEO, effective as of March 22, 2015 through and until the date of the Meeting.

For Mr. Wegman's service as the Company’s Deputy CEO, the Company has paid a gross monthly fee in the amount of NIS 47,544, all customary social benefits, deductibles and superannuation payments, and a special annual bonus of U.S $28,870, payable in April of each year beginning in 2013 and through and until 2016, in lieu of equity based compensation, which otherwise was granted to our office holders. In addition, Mr. Wegman's is also entitled to an annual bonus of up to six times the monthly fees.  The Company also provided Mr. Wegman with a vehicle and all other benefits generally available to the Company's senior management team.

Therefore, the Company is seeking shareholder approval of the following compensation to Mr. Wegman for services as of March 22, 2015 through and until the date of the Meeting: salary of NIS 47,544 per month, all related benefits generally available to the Company’s senior management team, as described above, entitlement to an annual bonus of up to six times the monthly fees, a special annual bonus of U.S $28,870 in lieu of equity based compensation and officers' insurance and indemnification

The proposed terms of compensation are consistent with our Compensation Policy.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the engagement of Mr. Giora Wegman and the terms of his compensation for his service as the Company's Deputy CEO, as described in the proxy statement distributed in connection with the special general meeting of the shareholders of Caesarstone Sdot-Yam Ltd. to be held on July 30, 2015, or at any adjourned date, for an interim period from March 22, 2015 and until the date of the Meeting.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL FOUR

APPROVAL OF AMENDMENTS TO THE COMPANY’S COMPENSATION POLICY

Our compensation policy became effective on May 18, 2014, following its approval by our Board of Directors (following the recommendation of our compensation committee), in accordance with the authority granted to our Board under the Companies Law (the “Compensation Policy”). A copy of our Compensation Policy was previously furnished to the SEC on January 16, 2014 under the cover of Form 6-K (as corrected by a report on Form 6-K furnished to the SEC on February 11, 2014).

It is proposed to amend the Compensation Policy with respect to the following two matters: to (i) eliminate the additional requirement of the affirmative vote of at least 75% of the directors then in office as provided in Sections 3.2 and 13.5 thereof and (ii) approve the terms and conditions for the renewal, extension and replacement of the Company's directors’ and officers’ liability insurance policy, as set forth below:

(1)	Approvals required for grants of equity-based compensation and for setting Chief Executive Officer's compensation

Our Compensation Policy includes, among other things, provisions relating to equity-based compensation for our executive officers (including our Chief Executive Officer (“CEO”)) and to other compensation of our CEO. Among other things, our Compensation Policy provides that a grant of equity awards and any compensation to our CEO shall be subject, in addition to any approval required by the Israeli Companies Law, to the affirmative vote of at least 75% of the Company's directors then in office.

The Companies Law requires the compensation of a public company’s executive officers (other than the chief executive officer) to be approved by, first, the compensation committee; second, the board of directors and, third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote). The compensation of a public company’s chief executive officer requires the approval of first, the compensation committee; second, the board of directors and third, the company’s shareholders (by a special majority vote). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy or do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may approve each such compensation arrangement if each of the compensation committee and the board of directors provide detailed statements of rationales for their decision.

In light of the Israeli Companies Law approval requirements, as described above, and in order to eliminate the special board majority requirement included in our Compensation Policy for grants of equity-based compensation to our CEO and executive offices and any compensation to our CEO, each of our compensation committee and Board has approved an amendment to our Compensation Policy to eliminate the requirement of the affirmative vote of at least 75% of the directors in office as provided in Sections 3.2 and 13.5 of our Compensation Policy. Therefore, if the proposed amendments to our Compensation Policy are approved by our shareholders, grants of equity based compensation to officers of the Company and grants of any compensation to the Company's CEO will be approved by a simple majority of the Board, rather than by a special majority (in addition to the approval of our compensation committee and, in the case of a compensation arrangement with an executive officer (other than the CEO) that is inconsistent with Compensation Policy or a compensation arrangement with the Company’s CEO, the approval of our shareholders by a special majority vote).

The proposed amendment to our Compensating Policy will improve our ability to grant our CEO and executive officers competitive equity-based compensation packages designed to align the interests of our executive officers with those of our shareholders which will in turn promote our ability to retain and motivate executive officers in the long term.

Therefore, the proposed amendment to our Compensation Policy includes the following changes to Sections 3.2 and 13.5 of our current Compensation Policy:

"3.2 Grant of any compensation to the Company’s CEO shall be subject, ~~in addition~~ to any approval required by any applicable law~~, to the affirmative vote of at least 75% of the directors then in office~~”.

"13.5 Grant of equity based awards shall be subject ~~in addition~~ to any approval required by any applicable law, ~~to the affirmative vote of at least 75% of the directors then in office~~".

(2)	Insurance of directors and officers

The Israeli Companies Law and the Company’s Articles of Association provide that we may obtain insurance for an office holder (“D&O Policy”) against liabilities incurred with respect to an act or omission in his or her capacity as an office holder.

These liabilities include a breach of duty of care towards the company or a third-party, a breach of duty of loyalty (provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests) and any monetary liability imposed on the office holder in favor of a third-party.

Our Compensation Policy includes a general framework pursuant to which the Company shall be entitled, from time to time and up to a period of three years in the aggregate, to extend or renew the D&O Policy subject to certain limitations and restrictions as previously approved by our shareholders at the 2013 annual general meeting. Each of our compensation committee, audit committee and Board has approved the D&O Policy framework with the following changes to Sections 18.2-18.4 to our Compensation Policy:

 (a) the limit of liability of the insurer shall not exceed US$100 million per claim and in the aggregate for the term of the policy  and an additional limit of liability, exceeding the limit of liability in the policy, for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law – 1981;

(b) the annual premium shall not exceed US$500,000 and the deductible shall not exceed US$300,000 per claim; and

(c) with respect to additional coverage purchased in the case of a change of profile risk of the Company: (i) the limit of liability of the insurer shall not exceed US$100 million per claim and in the aggregate for the term of the policy  and an additional limit of liability, exceeding the limit of liability in the policy, for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law – 1981; and (ii) the annual premium shall not exceed 300% of the last paid annual premium and the retention shall not exceed US$300,000 per claim.

Our compensation committee, audit committee and the Board have determined that the proposed framework for D&O Policy is consistent with market practices.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, as described in the proxy statement distributed in connection with the special general meeting of the shareholders of Caesarstone Sdot-Yam Ltd. (the “Company”) to be held on July 30, 2015, or at any adjourned date, to approve the amendments to the Compensation Policy to eliminate the requirement of the affirmative vote of at least 75% of the directors in office as provided in Sections 3.2 and 13.5 of the Compensation Policy and in accordance with the language specified in the proxy statement distributed in connection with the special general meeting of the shareholders of the Company to be held on July 30, 2015; and

“FURTHER RESOLVED, as described in the proxy statement distributed in connection with the special general meeting of the shareholders of the Company to be held on July 30, 2015, or at any adjourned date, to approve the amendments to the Compensation Policy with respect to the terms and conditions for the renewal, extension and replacement of the Company's directors’ and officers’ liability insurance policy as set forth in Sections 18.2-18.4 of the Compensation Policy.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in the enclosed Notice of Special General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s Annual Report, filed on Form 20-F with the SEC on March 12, 2015, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.caesarstone.com. In addition, on May 6, 2015, the Company issued a press release regarding its business and financial results for the three months ended March 31, 2015, which was also furnished to the SEC on Form 6-K. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

       The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board: Maxim Ohana Chairman of the Board

M.P Menashe, Israel
July 1, 2015